Exhibit 99.2

ABENGOA

Soluciones tecnológicas innovadoras para el desarrollo sostenible

Abengoa presents its results for FY 2014

•                  Confirmation of all the preliminary results presented in February 9

•                  Strong business performance: double digit growth in EBITDA (11%) and net income (24%).

•                  Consolidated net debt was reduced by more than €3,350 M as a result of the announced strategic transactions.

February 23, 2015.- Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, announced today its audited earnings results for the fiscal year 2014 as well as financial targets for 2015. All the figures presented in February 9, 2015, as part of the market update held by the company, have been confirmed. As the Company previously announced, Abengoa Yield has been reported as “discontinued operations” as December 31, 2014. Similarly, the assets and liabilities associated with the creation of Abengoa Projects Warehouse 1 in partnership with EIG Global Energy Partners, are reported as “held for sale” in the consolidated balance sheet at December 31, 2014.

Revenues for the fiscal year 2014 reached €7,151 M, which represented a 1% decrease compared to €7,245 M in the previous year; consolidated EBITDA increased 11% year-over-year to €1,408 M and net income increased 24% to €125 M.

Its consolidated net debt has decreased by approximately €3,350 M as of December 31, 2014 and revenues and EBITDA by 225 M€, respectively, compared to the previous consolidation scope.

Total backlog as of December 31, 2014 totaled more than €46 billion; which represents a year-over-year increase of 22%. It is comprised of an E&C backlog of approx. €8.0 billion, growing 17% year-over-year, fueled by a strong new bookings activity in the fourth quarter of 2014, which has continued in the first month of 2015; and a backlog of concessions’ contracted revenues of €38.6 billion, which increases by 25% on a year-over-year basis.

Abengoa’s geographic diversification continues to be one of the key factors behind its growth and strategy. North America and South America, representing 32% and 30%, respectively, of the 2014 revenues, continue to be the key regions for Abengoa. Spain continues to decrease its weight representing 12% now, while rest of Europe represents 12%, Africa 9% and Middle East & Asia 5%.

Corporate net debt as of December 31, 2014 was €2,353 M, with a corporate leverage ratio of 2.4x. Taking into account the €390 M cash proceeds from the corporate transactions carried out during the first weeks of 2015 (the sale of 13% of Abengoa Yield, and the sale of assets to Abengoa Yield under the ROFO 2 agreement), adjusted corporate net debt as of December 31, 2014 would be approximately €1,963 M, equivalent to a corporate net leverage ratio of 2.0x. Non-recourse debt in process (NRDP) as of December 31, 2014 was €1,946 M, resulting in a corporate leverage ratio including NRDP of 4.5x or an adjusted ratio of 4.1x. Lastly, consolidated net debt as €7,225 M, which represent a consolidated leverage ratio of 5.1x or an adjusted ratio of 4.8x.

Finally, corporate free cash flow after asset rotations in 2014 was €135 M.

Manuel Sánchez Ortega, deputy chairman and CEO of Abengoa, said: “I am very pleased with the strong operating performance delivered by the company one more year”. He added: “We are enthusiastic with the delivery of our strategic plan achieved so far to consolidate our business model based on recurrent free cash flow generation”.

Outlook for 2015

With regards to the outlook for 2015, Abengoa has forecasted the following:

•                  Revenues between €7,850 and €7,950 M, equivalent to an increase of 10% to 11% compared to 2014.

•                  An increase in EBITDA of 0-4 % to between €1,400 and €1,450 M.

•                  Profit after tax between €280 and €320 M, which will be between 2.25x and 2.5x higher than 2014.

Abengoa has also announced new targets for net financial leverage:

•                  A corporate net debt to corporate EBITDA ratio of 1.2x

•                  A corporate net debt ratio, including NRDP, of 3.2x

•                  A consolidated net leverage ratio of 3.9x

Finally, corporate free cash flow after asset rotations is expected to be approximately €1,400 M in 2015.

Subsequent Corporate Transactions in 2015

On January 6, 2015 Abengoa entered into a non-binding agreement with the objective of jointly investing in a New Company (APW-1) for the development of the already contracted portfolio of Abengoa’s projects under construction. On February 2, 2015, the commitment letter was signed after the completion of most of the due diligence work. The Company is currently in advanced process of documentation and final due diligence regarding the investment by EIG-managed investment funds, alongside Abengoa, in this portfolio of greenfield projects currently owned by Abengoa. Final closing, and the availability of EIG’s investment, is expected to happen before March 15, 2015.

On January 15, 2015 Abengoa announced the pricing of an underwritten public offering of 9,200,000 of its ordinary shares in Abengoa Yield plc (NASDAQ: ABY) by means of a secondary public offering at a price of $31 per share. Additionally, on January 16, 2015, the underwriters of the offering exercised in full their over-allotment option to purchase an additional 1,380,000 ordinary shares of Abengoa Yield from Abengoa.  Including the exercise of the over-allotment option, Abengoa received a gross total of $ 328 M before fees.

On February 9, 2015 Abengoa entered into a definitive agreement with Abengoa Yield to sell a second set of assets for a total amount of approximately $142 million. Closing is subject to the satisfaction of customary conditions, including approvals from financing institutions and, in some cases, from partners. The assets consist of: ATN2, an 81-mile transmission line in Peru; Shams, a 100-MW solar power asset in the United Arab Emirates (20% stake), Helioenergy 1/2, a 100-MW solar power asset in Spain (30% stake) and Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day (25.5% and 37% stakes, respectively).

Results by segment

Revenues in the E&C segment decreased by 7% to €4,514 million, while EBITDA was flat versus the previous year and stood at €806 million. The engineering and construction division delivered a strong bookings performance during 2014, with new bookings signed of approx. €5,672 million, a 16% increase year-over-year. This has driven the E&C backlog as of December 31, 2014 to €7,953 million. The positive trend in new awards has continued in the first months of 2015; with new bookings of approx. €1.8 billion year to date. Additionally, the pipeline of identified opportunities stood at approximately €164 billion, a 18% increase year-over-year. The decrease in revenue was primarily attributable to the lower activity of construction resulting from the completion of large E&C projects at the end of 2013 and beginning of 2014, i.e. Solana, Mojave, Solaben 1 and 6 and others; which has been partially offset by a higher construction activity related to the newly awarded Atacama thermo-solar plants in Chile and the co-generation plants in Mexico. Oour EBITDA margins increased year over year by 120 bp due to our reinforced vertical integration, superior technology and O&M activities.

Revenues in the concession-type infrastructures segment rose by 30% to €499 million, while EBITDA increased by 50% to €331 million. The increase is mainly driven by the new assets that have come into operation at the end of 2013 and beginning of 2014 and also as a result of a strong performance and increased efficiency of the plants in operation. Backlog of long-term contracted revenues in the concession-type infrastructures segment totaled €38.6 billion as of December 31, 2014, increasing 25% year-over-year. The average remaining life of contracted assets in concessions is approximately 25 years.

Revenues in the industrial production segment, which includes the bioenergy business, increased by 5% to €2,137 million. EBITDA amounted to €271 million, compared to €241 million in 2013, an increase of 13 % year-over-year, mainly due to the increase in volume of ethanol sold at high margins as a consequence of the higher crush spreads experienced in the US during 2014.

Conference Call Details

Abengoa’s deputy chairman and CEO, Manuel Sanchez, and Co-CFO for IR and Capital Markets, Ignacio García-Alvear, will hold a conference call on Monday February 23rd, 2015, which will be simultaneously webcast, at 6:00 pm Madrid time and 12:00 pm New York time.

In order to access the conference call participants should dial: +34 91 789 51 29. A live webcast of the conference call will be available on Abengoa’s corporate website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

A replay of the call will be available at the Investor Relations page of Abengoa’s corporate website approximately two hours after the conference call is completed.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Communication Department:	Investor relations:
Patricia Malo de Molina Meléndez	Ignacio García Alvear
Tel: +34 954 93 71 11	Tel: +34 954 93 71 11
E-mail: communication@abengoa.com	E-mail: ir@abengoa.com

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